

July 17, 2013

Via E-mail
Jerome Griffith
Chief Executive Officer
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

Re: **Tumi Holdings, Inc.**
Form 10-K for the Year Ended December 31, 2012
Filed March 21, 2013
Response dated July 9, 2013
File No. 001-35495

Dear Mr. Griffith:

We have reviewed your filing and response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 36

Net Sales, page 38

1. We note your response to prior comment one regarding the growth in your net sales attributed to a number of factors. To provide investors with more informative disclosure, please address the following:

a) expand your disclosure to quantify the total impact of opening new stores and wholesale doors;

b) we understand that you offer a wide range of products and no one product introduction has a material impact on sales. However, please quantify the total impact of new product introductions, if available;

c) tell us and disclose whether you use any key performance indicators, including non-financial performance indicators to manage the productivity of your stores. For example: comparable store sales or similar metrics are used to assess the amount of revenue a store generated in the most recent accounting period, relative to the amount of revenue it generated in a similar period in the past.

Please provide us draft disclosures to be included in future filings.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining